FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2013

ABBEY NATIONAL TREASURY SERVICES PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL TREASURY SERVICES PLC

Dated: March 20, 2013	By	/S/ Jessica Petrie
Jessica Petrie
(Authorised Signatory)

March 20, 2013

Abbey National Treasury Services plc

Notice of Change in Circumstances in relation to Exchange Act Reporting Exemption

Abbey National Treasury Services plc (“ANTS”) announces a change in circumstances with respect to its ability to rely on the exemption from reporting under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to Rule 12h-5 under the Exchange Act.

Santander UK plc (“Santander UK”), the parent company of ANTS, filed its annual report on Form 20-F for the year ended 31 December 2012 on March 20, 2013. Santander UK’s financial statements as included in the Form 20-F did not include condensed consolidating financial information for the same periods for ANTS as required under Rule 3-10(c)(4) of Regulation S-X. Accordingly, ANTS is no longer permitted to omit financial statements by Rule 3-10 of Regulation S-X and is therefore no longer exempt from the requirements of Section 13(a) or 15(d) of the Exchange Act pursuant to Rule 12h-5 under the Exchange Act.

ANTS will separately file reports as required by the Exchange Act and will file an annual report on Form 20-F for the year ended 31 December 2012.